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                                                                    EXHIBIT 99.1


N E W S   R E L E A S E
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
INVESTOR CONTACTS:
Suresh Kumar                                      Clarence Fu
(1) 408.941.1110                                  (65) 6360.4060
sureshk@charteredsemi.com                         cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.                                    Chartered Singapore:
Tiffany Sparks                                    Maggie Tan
(1) 408.941.1185                                  (65) 6360.4705
tiffanys@charteredsemi.com                        tanmaggie@charteredsemi.com
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                CHARTERED ANNOUNCES COMPLETION OF RIGHTS OFFERING

SINGAPORE - OCTOBER 8, 2002 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED) today announced it has closed its eight-for-ten rights offering on October 7, 2002 and that it expects to issue a total of approximately 1,109.6 million new ordinary shares. As expected, gross proceeds from the offering were approximately S$1,110 million. At the current exchange rate of US$1.00 to S$1.79, this translates to approximately US$620 million.

As of the close of the Rights Offering, a total of approximately 716.4 million new ordinary shares (directly or in the form of ADSs), representing approximately 64.6 percent of the total number of approximately 1,109.9 million new ordinary shares offered under the Rights Offering, were subscribed for an aggregate subscription price of approximately US$400 million (approximately S$716 million). These subscriptions consist of:

     - Acceptances for a total of approximately 715.1 million new ordinary shares pursuant to the exercise of primary ordinary share rights; and

     - Applications for a total of approximately 1.4 million new ordinary shares pursuant to the exercise of secondary ordinary share rights.

Included in the above are subscriptions by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd, Chartered's two largest shareholders, for a total of approximately 671.3 million new ordinary shares, representing approximately 60.5 percent. of the total number of new ordinary

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shares offered under the Rights Offering, for an aggregate subscription price of approximately US$375 million (approximately S$ 671 million) pursuant to their pre-commitments to the Company.

Merrill Lynch (Singapore) Pte. Ltd. will purchase a total of approximately 393.2 million unsubscribed new ordinary shares, representing approximately 35.4 percent. of the total number of new ordinary shares offered under the Rights Offering, for an aggregate purchase price of approximately US$220 million (approximately S$393 million).

As part of the Rights Offering, approximately 259,000 rights, representing approximately 0.02 percent. of the total number of new ordinary shares offered under the Rights Offering, were allocated in respect of ordinary shares (directly or in the form of ADSs) issued between September 1, 2002 and the ordinary share books closure date and the ADS record date, as the case may be. Not all of the new ordinary shares underlying these rights are subscribed for as of the close of the Rights Offering.


DEFINITIVE ADS SUBSCRIPTION PRICE

The Company further announces that the definitive subscription price per new ADS is US$5.58 (which is the U.S. dollar equivalent of the ordinary share subscription price of S$1.00, multiplied by ten, based on the noon-buying rate in New York for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York on October 7, 2002, the close of the Rights Offering).

As the Definitive ADS Subscription Price is lower than the US$6.00 per ADS exercise price that each exercising ADS holder has paid to Citibank, N.A., the ADS rights agent, on subscription or application (to account for possible exchange rate fluctuations), the ADS rights agent will refund as soon as possible the aggregate excess in U.S. dollars to each relevant ADS holder, without interest arising therefrom.


DELIVERY AND LISTING OF SHARES

The Company expects to allot, issue and deliver a total of approximately 1,109.6 million new ordinary shares subscribed for pursuant to the Rights Offering and to receive the aggregate net proceeds of approximately US$612 million (approximately S$1,095 million) in respect of such new ordinary shares on or about October 10, 2002.

The Company further expects that the new ordinary shares will be listed and quoted on the Singapore Exchange Securities Trading Limited with effect from
9.00 a.m. (Singapore time) on October 11, 2002

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and the new ADSs will be listed and quoted on NASDAQ National Market with effect from 9.00 a.m. (New York City time) on October 11, 2002.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.